Exhibit 99.1

Pembina Pipeline Corporation Receives Canadian Competition Bureau Approval for the Proposed Acquisition of Kinder Morgan Canada

CALGARY, Nov. 20, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it and Kinder Morgan Canada Limited ("Kinder Morgan Canada") (TSX:KML) have received a "no-action letter" from the Canadian Competition Bureau confirming that the Commissioner of Competition does not intend to challenge the proposed acquisition by Pembina of Kinder Morgan Canada's outstanding common equity by way of a statutory arrangement under the Business Corporations Act (Alberta) (the "Arrangement").

The receipt of the "no-action letter" satisfies the last material regulatory condition necessary for completion of the Arrangement. The Arrangement is now expected to close in December 2019, subject to approval of the Arrangement by the holders of Kinder Morgan Canada's restricted voting shares and special voting shares at the special meeting scheduled for Tuesday, December 10, 2019, receipt of the final order of the Court of Queen's Bench of Alberta at the application scheduled for the same date, the concurrent completion of the sale of the U.S.-regulated Cochin pipeline system from Kinder Morgan, Inc. to Pembina and satisfaction of other customary closing conditions.

Further information regarding the Arrangement is provided in the management information circular and proxy statement of Kinder Morgan Canada dated November 4, 2019.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's and Kinder Morgan Canada's current expectations, estimates, projections and assumptions in light of their experience and their perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this press release contains forward-looking statements, including, without limitation, the following: the Arrangement, including the expected closing date, the timing and anticipated receipt of required regulatory, court and securityholder approvals for the Arrangement and the ability of Pembina and Kinder Morgan Canada to satisfy the other conditions to, and to complete, the Arrangement.

These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina have made in respect thereof as at the date of this news release, including: the ability of the parties to satisfy the conditions to closing of the Arrangement in a timely manner and substantially on the terms described in this press release.

Although Pembina believes that the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, which may cause actual performance and financial results to differ materially from the results expressed or implied, including, but not limited to: the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, including but not limited to the receipt of applicable shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement, including the concurrent closing of the sale of the U.S.-regulated Cochin pipeline system by Kinder Morgan, Inc. to Pembina; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's and Kinder Morgan Canada's management's discussion and analysis and annual information form for the year ended December 31, 2018, which can be found at www.sedar.com under respective company's profiles. In addition, the closing of the Arrangement may not be completed, or may be delayed if the parties' respective conditions to the closing of the Arrangement, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Arrangement will not be completed within the anticipated time, on the terms currently proposed and disclosed in this press release or at all.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2019/20/c3457.html

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For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 20-NOV-19